Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

(Unaudited)

BELLUS HEALTH INC.

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars)

Bellus health INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars)

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to Condensed Consolidated Interim Financial Statements	5

bellus health INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As at March 31, 2023 and December 31, 2022

(In thousands of United States dollars)

	March 31,	December 31,
	2023	2022
Assets

Current assets:
Cash and cash equivalents (note 4)	$85,375	$87,250
Short-term investments (note 4)	227,614	249,807
Trade and other receivables	990	663
Research tax credit receivable	1,052	980
Prepaid expenses and other assets	12,682	17,193
Total current assets	327,713	355,893

Non-current assets:
Right-of-use asset	1,202	1,306
Other assets	362	340
Deferred tax asset	166	181
In-process research and development asset (note 5)	50,100	50,100
Total non-current assets	51,830	51,927
Total Assets	$379,543	$407,820

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$9,440	$15,525
Lease liability	365	351
Total current liabilities	9,805	15,876

Non-current liabilities:
Lease liability	834	932
Total non-current liabilities	834	932
Total Liabilities	10,639	16,808

Shareholders’ equity:
Share capital (note 6 (a))	977,657	977,320
Other equity (notes 6 (b) (i))	48,847	46,232
Deficit	(666,898)	(641,838)
Accumulated other comprehensive income	9,298	9,298
Total Shareholders’ Equity	368,904	391,012
Commitments and contingencies (note 9)
Subsequent event (note 12)
Total Liabilities and Shareholders’ Equity	$379,543	$407,820

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data)

	Three-month periods ended
	March 31,
	2023	2022
Revenues	$3	$4

Expenses:
Research and development	22,408	11,380
Research tax credits	(73)	(126)
	22,335	11,254
General and administrative	5,392	4,050
Total operating expenses	27,727	15,304
Loss from operating activities	(27,724)	(15,300)
Finance income	3,221	1,255
Finance costs	(538)	(282)
Net finance income (note 7)	2,683	973
Loss before income taxes	(25,041)	(14,327)
Income taxes	19	25
Net loss and total comprehensive loss for the period	$(25,060)	$(14,352)

Net loss per share (note 8)
Basic and diluted	$(0.20)	$(0.13)

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars)

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 6 (a))
Balance, December 31, 2022	$977,320	$46,232	$(641,838)	$9,298	$391,012

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(25,060)	—	(25,060)

Total comprehensive loss for the period	—	—	(25,060)	—	(25,060)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued upon stock options exercise (note 6 (b) (i))	337	(317)	—	—	20

Stock-based compensation (note 6 (b) (i))	—	2,932	—	—	2,932

Balance, March 31, 2023	$977,657	$48,847	$(666,898)	$9,298	$368,904

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 6 (a))
Balance, December 31, 2021	$799,391	$37,664	$(554,324)	$9,298	$292,029

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(14,352)	—	(14,352)

Total comprehensive loss for the period	—	—	(14,352)	—	(14,352)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued upon stock options exercise (note 6 (b) (i))	624	(541)	—	—	83

Stock-based compensation (note 6 (b) (i))	—	2,033	—	—	2,033

Balance, March 31, 2022	$800,015	$39,156	$(568,676)	$9,298	$279,793

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars)

	Three-month periods ended
	March 31,
	2023	2022
Cash flows from (used in) operating activities:
Net loss for the period	$(25,060)	$(14,352)
Adjustments for:
Depreciation	104	72
Stock-based compensation	2,932	2,033
Net finance income, excluding realized effect of foreign exchange on operating assets and liabilities	(2,685)	(973)
Other items	(1)	11
Changes in operating assets and liabilities
Trade and other receivables	(328)	(164)
Research tax credits receivable	(71)	(126)
Prepaid expenses and other assets	3,909	(1,415)
Deferred tax asset	15	20
Trade and other payables	(5,917)	(93)
Current income tax liabilities	—	5
	(27,102)	(14,982)

Cash flows from (used in) financing activities:
Payment of share issue costs related to equity offerings	—	(746)
Issuance of common shares – Proceeds received from exercise of stock options	20	83
Payment of deferred financing costs	(125)	(142)
Lease liability – principal repayments	(113)	(52)
Interest paid	(1)	(5)
	(219)	(862)

Cash flows from (used in) investing activities:
Purchases of short-term investments	(30,765)	(22,500)
Sales of short-term investments	54,566	35,072
Interest received	1,476	72
	25,277	12,644
Net decrease in cash and cash equivalents	(2,044)	(3,200)

Cash and cash equivalents, beginning of period	87,250	150,078

Effect of foreign exchange on cash and cash equivalents	169	277

Cash and cash equivalents, end of period	$85,375	$147,155

Supplemental cashflow disclosure:
Non-cash transactions:
Share issue costs related to equity offerings, in Trade and other payables	$—	$25
Ascribed value related to issuance of common shares upon stock options exercise (note 6 (b) (i))	317	541
Value of DSUs in Prepaid expenses (note 6 (b) (ii))	31	34

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except for share data, unless otherwise noted)

1.	Reporting entity:

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a clinical-stage biopharmaceutical company working to better the lives of patients suffering from persistent cough, starting with the development of camlipixant (BLU-5937) for the treatment of refractory chronic cough (“RCC”). Camlipixant is a highly selective second-generation antagonist of the P2X3 receptor, a clinically validated target to treat cough hypersensitivity. The Company is domiciled in Canada. The address of the Company’s registered office is 275 Armand-Frappier Blvd., Laval, Quebec, Canada H7V 4A7. BELLUS Health’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol BLU.

These condensed consolidated interim financial statements include the accounts of BELLUS Health Inc. and its subsidiaries.

The annual consolidated financial statements of the Company as at and for the year ended December 31, 2022 are available on our web site at www.bellushealth.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements do not include all the information required for full annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2022. These condensed consolidated interim financial statements have not been reviewed by the Company’s auditors.

These condensed consolidated interim financial statements for the three-month period ended March 31, 2023 were approved by the Board of Directors on May 12, 2023.

(b)	Use of estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimates of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(b)	Use of estimates and judgements (continued):

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2022.

(c)	Functional and presentation currency:

Items included in the condensed consolidated interim financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These condensed consolidated interim financial statements are presented in United State dollars ("USD"), which is the Company’s functional and presentation currency for all periods presented.

3.	Significant accounting policies and basis of measurement:

The accounting policies and basis of measurement applied in these condensed consolidated interim financial statements are the same as those applied by BELLUS Health in its consolidated financial statements for the year ended December 31, 2022.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

4.	Cash, cash equivalents and short-term investments:

Cash, cash equivalents and short-term investments consist of cash balances with banks and short-term investments:

	March 31,	December 31,
	2023	2022
Cash balances with banks	$8,581	$12,906
Short-term investments with initial maturities of three months or less or that can be withdrawn on demand:
Savings accounts and term deposits, yielding interest at 2.85% to 4.65% as at March 31, 2023 (December 31, 2022 – 2.56% to 4.25%)	76,794	74,344
Cash and cash equivalents	85,375	87,250

Short-term investments with initial maturities greater than three months:
Term deposits, yielding interest at 3.60% to 4.21% as at March 31, 2023 (December 31, 2022 – 3.60% to 4.21%)	55,407	54,875
Term deposits issued of CAD$43,228, yielding interest at 4.20% to 5.65% as at March 31, 2023 (December 31, 2022 – (CAD $30,478), 4.20% to 5.65%)	31,976	22,486
Bearer deposit notes, yielding interest at 3.62% to 5.20% as at March 31, 2023 (December 31, 2022 – 0.40% to 5.20%)	113,692	146,108
T-Bill, yielding interest at 3.13% as at March 31, 2023 (December 31, 2022 –3.13%)	26,539	26,338
Short-term investments	227,614	249,807

Cash, cash equivalents and short-term investments	$312,989	$337,057

5.	In-process research and development asset:

As at March 31, 2023 and December 31, 2022, the aggregate carrying value of the in-process research and development (“IPR&D”) asset related to BLU-5937 amounted to $50,100. The IPR&D asset related to BLU-5937 is accounted for as an indefinite-lived intangible asset until the project, currently in its clinical phase, is completed or abandoned, at which point it will be amortized or impaired, respectively.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

6.	Shareholders’ equity:

(a)	Share capital:

Changes in issued and outstanding common shares for the periods ended March 31, 2023 and 2022 were as follows:

	Number	Dollars
Balance, December 31, 2022	126,567,121	$977,320

Issued upon stock option exercises (note 9 (b) (i))	117,282	337

Balance, March 31, 2023	126,684,403	$977,657

	Number	Dollars
Balance, December 31, 2021	106,390,361	$799,391

Issued upon stock option exercises (note 6 (b) (i))	354,070	624

Balance, March 31, 2022	106,744,431	$800,015

“At-the-market” sales agreements

2022 ATM Sales Agreement

On November 14, 2022, the Company entered into an “at-the-market” (“ATM”) sales agreement (the “2022 ATM Sales Agreement”) with Jefferies LLC ("Jefferies") pursuant to which the Company may from time to time, sell its common shares, through ATM distributions with Jefferies acting as sales agent (the “Agent”) for aggregate gross proceeds of up to $80,000, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

6.	Shareholders’ equity (continued):

(a)	Share capital (continued):

“At-the-market” sales agreements (continued):

2022 ATM Sales Agreement (continued)

The ATM expires no later than the end of the 25-month period starting August 26, 2022 and requires the Company to pay to the Agent a commission of up to 3% of the gross proceeds of any common shares sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon the Company’s instructions. The Company has no obligation to sell any of the common shares and may at any time suspend sales under the Sales Agreement. The Company and the Agent may terminate the 2022 ATM Sales Agreement, at any time, in accordance with its terms. Under the terms of the 2022 ATM Sales Agreement, the Company has provided the Agent with customary indemnification rights.

During the three-month period ended March 31, 2023, no common shares were sold under the 2022 ATM program. As a result of the announcement of the BELLUS Health acquisition by GSK subsequent to the reporting period (refer to note 12), total costs incurred to register the Sales Agreement, previously recorded as deferred financing costs and classified as prepaids and other assets in the consolidated statement of financial position, were impaired in the condensed consolidated interim statement of loss and other comprehensive loss and are presented in Finance costs (refer to note 7), as it is not probable that the ATM will be used in the future.

(b)	Share-based payment arrangements:

(i)	Stock Option Plan:

Changes in outstanding stock options issued under the Stock Option Plan for the three-month periods ended March 31, 2023 and 2022 were as follows:

	Number	Weighted average exercise price (1)
Balance, December 31, 2022	10,218,723	$5.38
Granted (2)	2,133,875	7.50
Exercised (3)	(168,556)	2.50
Forfeited	(26,000)	9.30
Balance, March 31, 2023	12,158,042	$5.79

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

6.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock Option Plan (continued):

	Number	Weighted average exercise price (1)
Balance, December 31, 2021	7,774,833	$3.97
Granted (4),(5)	3,335,000	$6.94
Exercised (6)	(436,388)	$1.46
Forfeited	(56,000)	$4.34
Balance, March 31, 2022	10,617,445	$5.01

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate of the corresponding year.

(2)	2,133,875 stock options were granted on March 21, 2023, having an exercise price of $7.50; 1,313,875 stock options were granted to key management personnel and 820,000 were granted to other employees.

(3)	Of the stock options exercised, 117,282 common shares were issued, and 51,274 stock options were returned to the Company and cancelled as a result of the cashless exercise feature provided in the Company’s stock option plan.

(4)	2,945,000 stock options were granted on February 23, 2022, having an exercise price of $7.01; 2,320,000 stock options were granted to key management personnel and 625,000 were granted to other employees.

(5)	390,000 stock options were granted to key management personnel on March 23, 2022, having an exercise price of $6.38.

(6)	Of the stock options exercised, 354,070 common shares were issued, and 82,318 stock options were returned to the Company and cancelled as a result of the cashless exercise feature provided in the Company’s stock option plan.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

6.	Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(i) Stock Option Plan (continued):

The following table summarizes information about stock options outstanding and exercisable as at March 31, 2023:

	Options outstanding
		Weighted
		average years	Options exercisable
Exercise price/share	Number	To expiration	Number
Stock options granted in USD
$3.83	50,000	8.0	20,000
$3.92	42,000	8.1	2,000
$4.36	1,320,800	7.9	500,600
$6.38	390,000	9.0	78,000
$7.01	2,902,500	8.9	564,500
$7.50	2,133,875	10.0	—
$7.04	160,000	8.6	32,000
$7.85	220,000	9.1	—
$9.00	198,500	9.6	—
$9.39	180,000	9.3	—
Stock options granted in CAD (1)
$0.80 (CAD $1.08)	561,868	4.1	561,868
$0.93 (CAD $1.26)	980,280	4.9	980,280
$1.12 (CAD $1.51)	41,667	4.6	41,667
$1.52 (CAD $2.05)	8,333	5.3	—
$2.32 (CAD $3.14)	162,000	7.6	63,000
$2.65 (CAD $3.58)	28,000	7.4	10,000
$2.98 (CAD $4.03)	28,611	2.9	28,611
$3.05 (CAD $4.12)	416,000	7.7	164,000
$3.22 (CAD $4.36)	861,386	5.9	673,609
$6.21 (CAD $8.39)	512,222	6.6	307,333
$10.29 (CAD $13.91)	895,000	7.0	358,000
$10.89 (CAD $14.72)	65,000	7.1	26,000
	12,158,042	7.9	4,411,468

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

6.	Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(i) Stock Option Plan (continued):

Stock-based compensation:

For the three-month period ended March 31, 2023, the Company recorded a stock-based compensation expense related to the stock option plan (excluding compensation under the DSU plans) in the amount of $2,932 in the condensed consolidated interim statement of loss and other comprehensive loss; of this amount, $1,369 is presented in Research and development expenses and $1,563 is presented in General and administrative expenses ($2,033 for the corresponding period of the previous year, $699 and $1,334 respectively presented in Research and development and General and administrative expenses).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life. The weighted average assumptions for stock options granted during the three-month periods ended March 31, 2023 and 2022 were as follows:

	2023	2022
Weighted average fair value of stock options at grant date	$6.18	$5.13
Weighted average share price	$7.50	$6.94
Weighted average exercise price	$7.50	$6.94
Risk-free interest rate	3.54%	1.96%
Expected volatility	99%	100%
Expected life in years	7	7
Expected dividend yield	Nil	Nil

Dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

6.	Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(ii) Deferred share unit (DSU) plan:

Changes in the number of units for the three-month periods ended March 31, 2023 and 2022 were as follows:

Number of units	2023	2022
Balance, end of year	341,273	311,065
Balance of DSU liability, included in Trade and other payables(1)	$2,451	$2,149

(1) Balance of DSU liability as at December 31, 2022 amounted to $2,790.

The stock-based compensation net (recovery) expense related to DSU plan recorded in the condensed consolidated interim statement of loss and other comprehensive loss for the three-month period ended March 31, 2023 amounted to $(283), presented in General and administrative expenses (net recovery of $(310) for the corresponding period of the previous year).

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

7.	Net finance income:

Finance income and Finance costs for the periods ended March 31, 2023 and 2022 were attributed as follows:

	2023	2022
Interest income	$3,130	$296
Foreign exchange gain	91	959
Finance income	3,221	1,255

Interest expense on lease liability	(19)	(9)
Interest and bank charges	(1)	(5)
Impairment of deferred financing costs	(518)	—
Realized loss on sale of bearer deposit notes prior to maturity	—	(268)

Finance costs	(538)	(282)
Net finance income	$2,683	$973

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

8.	Loss per share:

	Three-month periods ended
	March 31,
	2023	2022
Basic weighted average number of common shares outstanding	126,581,582	106,489,413

Basic and diluted loss per share	$(0.20)	$(0.13)

Excluded from the calculation of the diluted loss per share for the three-month periods ended March 31, 2023 and 2022 is the impact of all stock options granted under the stock option plan, as they would be anti-dilutive.

Stock options granted under the stock option plan could potentially be dilutive in the future.

9.	Commitments and contingencies:

(a)	Contracts in the normal course of business:

The Company enters into contracts in the normal course of business, including for research and development activities, consulting and other services.

As at March 31, 2023, the Company has commitments for expenditures related to contracts with service providers for research and development activities of approximately $181,295 (approximately $184,744 as at December 31, 2022), of which $51,816 is expected to be payable in 2023, $60,724 in 2024, $51,456 in 2025 and $17,299 in 2026.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

(b)	Contingencies:

On July 6, 2022, a Company stockholder, Jason Gallanti (the “Canadian Plaintiff”), filed a statement of claim before the Ontario Superior Court of Justice against the Company alleging negligent misrepresentation and claims under the Ontario Securities Act (“OSA”) and equivalent provincial securities legislation relating to disclosures concerning the Company’s Phase 2a RELIEF trial. The Canadian Plaintiff seeks certification of the action as a class proceeding on behalf of those who purchased the Company’s stock on the TSX, leave to pursue statutory claims under the OSA, compensatory damages, prejudgment and post-judgment interest, and costs of the action. Following the dismissal of the Plaintiff’s claim on September 22, 2022, the Canadian Plaintiff has filed, on January 27, 2023, a motion to discontinue his claim and the parties are awaiting for the order approving the discontinuance to be entered and issued.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

9.	Commitments and contingencies (continued):

(b)	Contingencies (continued):

No provision has been made in the financial statements for the resolution of the above matter. Resolution of litigation could have an effect on the Company’s financial statements in the period that a determination is made, however, in management’s opinion, this litigation matter is not currently projected to have a material adverse effect on the Company’s financial position.

10.	Related party transactions:

(a)	There is no single ultimate controlling party.

(b)	Dr. Francesco Bellini, Chairman of the Board of Directors, provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International, wholly-owned by Dr. Francesco Bellini and his spouse. The agreement has a one-year term and shall renew for successive one-year terms. The Company recorded fees and expenses of $71 and $75 (CAD $95 for both periods) under the consulting and services agreement for the periods ended March 31, 2023 and 2022, respectively.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

(c)	Key management personnel:

The Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, the Chief Scientific Officer, the Chief Operating Officer, the Chief Business Officer and Directors of BELLUS Health are considered key management personnel.

The aggregate compensation to key management personnel of the Company for the periods ended March 31, 2023 and 2022 is set out below:

	Three-month periods ended
	March 31,
	2023	2022
Short-term benefits	$1,064	$966
Stock-based compensation (recovery) expense – DSU plan	(283)	(310)
Stock option plan expense	1,980	1,597
	$2,761	$2,253

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2023 and 2022

(In thousands of United States dollars, except per share data, unless otherwise noted)

11.	Financial instruments:

Carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value.

There was no financial asset or liability fair valued on a recurring basis as at March 31, 2023 and December 31, 2022.

For its financial assets and liabilities measured at amortized cost as at March 31, 2023, the Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.

12.	Subsequent event:

On April 18, 2023, GSK plc (“GSK”) and BELLUS Health announced that they have entered into an agreement under which GSK will acquire the Company for $14.75 per share of common stock in cash representing an approximate total equity value of $2.0 billion.

Under the terms of the agreement, the acquisition will be effected through a Plan of Arrangement pursuant to the Canada Business Corporations Act in which the outstanding shares of BELLUS Health will be acquired by the GSK in consideration of $14.75 per share in cash. Subject to customary conditions, including court approval, the approval of the acquisition by at least 66.67% of the votes cast at a meeting of BELLUS Health's shareholders and a majority of the votes cast by non-interested shareholders at such meeting, and approval by the appropriate regulatory agencies, the transaction is expected to close in the third quarter of 2023 or earlier.

BELLUS Health’s Board of Directors has unanimously recommended that the Company’s shareholders vote in favour of the approval of the acquisition.